SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 15 August 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

August 15, 2013

BT AND VIRGIN MEDIA SIGN WHOLESALE BT SPORT DEAL

BT Sport channels to be available to millions of Virgin Media TV customers

BT and Virgin Media today announced a three year deal to ensure millions of Virgin Media TV customers can enjoy full access to the BT Sport TV channels. The agreement, which significantly boosts the number of homes that can watch BT Sport from this weekend, follows the news that more than a million UK households are already equipped to watch the channels.

The wholesale deal, which has been signed in advance of the start of the Barclays Premier League this weekend, will enable Virgin Media to offer BT Sport directly to its 3.8 million TV customers. It means BT Sport 1 and 2 are now available across all the major TV platforms in the UK including cable, satellite and DTT. The channels are also accessible via broadband.

The agreement will enable Virgin Media to provide BT Sport 1, BT Sport 2 and ESPN to their XL TV customers as part of their packages, without the need for those customers to take any action. This means around three million households are ready to watch BT Sport in advance of the top tier main English football and rugby seasons commencing.

The agreement also enables Virgin Media to offer the channels as a standalone premium service to TV customers who do not take the XL pack.

This is similar to BT's offer to satellite TV customers who do not have BT broadband and who can pay £12 a month for the channels via satellite or £15 a month in HD. Those satellite TV customers typically can make major savings by switching their broadband to BT in order to get BT Sport for free.

Marc Watson, BT TV chief executive said today: "I am delighted we have signed a deal with Virgin Media that increases the audience for BT Sport to around three million homes overnight. BT is rewarding its loyal customers with free sport and it is great to see Virgin Media immediately making BT Sport available to so many of their customers.

"BT has made a large investment in BT Sport and this is an important commercial agreement for us that recognises the excellence of the channels. We are keen to make our services as widely available as possible and to do so via wholesale arrangements. We are doing this with Sport."

BT broadband customers can easily watch the channels online or via their mobile devices using the BT Sport app. They can also enjoy the channels on their TVs if they renew their broadband contracts or are new to BT broadband.

Those BT customers who wish to watch the channels on their TV will require a set top box. This will be a Sky box if they wish to receive the channels for free over satellite, or a YouView or BT Vision+ box if they receive them via BT TV. BT TV is delivered via TV aerials or broadband, depending on where a customer lives and which services they request.

Non-BT broadband customers can enjoy the BT Sport channels on their TVs via the digital satellite platform from just £12 a month, and now over the cable network from Virgin Media.

BT Sport will show 38 exclusively live football matches from the Barclays Premier League, including 18 of the 'top picks', for each of the next three seasons. The channels will also show live FA Cup with Budweiser matches for the next five seasons.

There will also be live football action from Scotland, the UEFA Europa League and top tier football from Germany, Italy, France, Brazil, Australia and the USA. In addition there will be action from the FA Women's Super League and 30 live matches from the Football Conference.

Rugby and tennis will also feature prominently with BT Sport showing up to 69 live rugby union games a season from the Aviva Premiership as well as up to 800 hours of live women's tennis, including the TEB BNP Paribas WTA Championships.

Other sporting action includes coverage from the Ultimate Fighting Championship and - from 2014 - exclusive live coverage of all the Moto GP qualifiers and races. Finally, the channels will show more than 100 hours of Red Bull Sports and Lifestyle programming.

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. E-mail: newsroom@bt.com

All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

For the year ended 31 March 2013, BT Group's reported revenue was £18,103m with reported profit before taxation of £2,315m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 15 August 2013